

June 14, 2011

<u>Via U.S. Mail</u>
Mr. Li Deng Ke
President and Chief Executive Officer
Nepia, Inc.
Tian Bei West Road
Yung Guang Tian Di Ming Xing
Ge, Unit 1503, Shenzhen, People's Republic of China

> **Re: Nepia, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 6, 2011**
> **File No. 333-173699**

Dear Mr. Ke:

We have reviewed your registration statement and have the following comments.

<u>General</u>

1. Please clarify for us how, as a corporation organized under the laws of Nevada, and in view of the restrictions of foreign ownership imposed by the laws of the People's Republic of China, you are able to control the operations of your business in the People's Republic of China. Please provide a detailed response and, as necessary, please revise your prospectus disclosure accordingly.

2. Please clarify for us whether you are a "resident enterprise" for People's Republic of China enterprise income tax purposes. If you are a "resident enterprise" or believe that it is possible that you could be deemed a "resident enterprise," please revise your risk factor and other disclosures in your prospectus accordingly.

3. We note your response to comment one in our letter dated May 16, 2011, particularly your representation that the company has no plans or intentions to merge with any other entity. Please include this representation in the prospectus.

<u>Because the industry is dependent upon general economic conditions and uncertainties…, page 12</u>

4.   We note your response to comment 13 in our letter dated May 16, 2011, and your expanded risk factor disclosure about doing business in People's Republic of China. In the last risk factor on page 12 you indicate that federal and state income tax policies are a factor and condition affecting the Chinese national economy. Please clarify for us whether you are referring to United States or Chinese federal and state income tax policies. If you are referring to Chinese policies, please identify the federal and state bodies promulgating such policies.

<u>Because Chinese law governs almost all of our material agreements…, page 16</u>

5.   We note your new risk factor disclosure. Please revise your disclosure to make clear, if true, that you have no material agreements relating to the purchase of raw materials, the manufacture of your products, and the distributions of your products within People's Republic of China as of the date of the prospectus.

6.   Please revise your disclosure to describe the material terms of your agreements with Fuda Yiyang, and explain Fuda Yiyang's relationship to you. Further, tell us what consideration you have given to filing your agreements with Fuda Yiyang as exhibits to the registration statement.

<u>Plan of Distribution, page 22</u>

7.   We have considered your response to comment 17 in our letter dated May 16, 2011, but we are unable to concur with your analysis. Since Nepia is a shell company, our view is that the selling shareholders are underwriters within the meaning of the Securities Act of 1933, as amended. We note that the Rule 144 safe harbor from the statutory definition of "underwriter" in Section 2(a)(11) of the Securities Act is unavailable to your security holders. Please revise the prospectus accordingly.

<u>Summary Compensation Table, page 41</u>

8.   Please revise the table to remove the row for 2010. In this regard, we note that you were formed on August 9, 2010 and that your fiscal year end is March 31. <u>See</u> Item 402(n) of Regulation S-K.

Mr. Li Deng Ke
Nepia, Inc.
June 14, 2011
Page 3

You may direct questions on accounting comments to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338.

Very truly yours,

/s/ Dietrich A. King for

Pamela A. Long
Assistant Director

cc: David S. Jennings, Esq. (Via Facsimile 800-731-6120)